As filed with the Securities and Exchange Commission on May 21, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

CALLAHAN NORDRHEIN-WESTFALEN GMBH

Gustav-Heinemann-Ufer 54,
50968 Köln, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A...

21 May 2002

ISH GmbH & Co. KG ("ish"), our operating company, is making the following changes to its management team:

- Mr. Andrew Sukawaty, President and COO of Callahan Associates International, will be seconded from Callahan Associates International to take up the additional role of acting CEO at ish, with immediate effect.

- Mr.James Bonsall, a principal of Jay Alix & Associates, has been appointed to the role of CFO ish with immediate effect.

- Mr. David Colley, currently CEO, ish, will continue in his role as Deputy Chairman, ish and to work with Andrew Sukawaty, as the company moves into the next phase of its development.

- Paul Ward, currently CFO at ish, will continue as a managing director at ish.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLAHAN NORDRHEIN-WESTFALEN GMBH

By: Dino R. Onofrio
Name: Dino R Onofrio
Title: Vice-President, Finance

Date: May 21, 2002